Wellington Funds Distributors Inc.

Statement of Financial Condition
December 31, 2022

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SEC FILE NUMBER
8-68476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wellington Funds Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Millen	617-289-3486	smmillen@wellington.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Millen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wellington Funds Distributors Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DIANE M DONAHOE
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 6, 2029

Signature: Sarah Millen

Title:
Finance and Operations Principal (FinOp)

Diane M. Donahoe
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

Wellington Funds Distributors Inc.
Index to Statement of Financial Condition

Page (s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Wellington Funds Distributors Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Wellington Funds Distributors Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 21, 2023

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Wellington Funds Distributors, Inc.
Statement of Financial Condition

	December 31, 2022
Assets	
Current assets:	
Cash and cash equivalents	$ 2,852,444
Income tax receivable	79,696
Total current assets	2,932,140
Total assets	$ 2,932,140
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	6,540
Payable to affiliate	28,492
Total liabilities	35,032
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	897,108
Total shareholder's equity	2,897,108
Total liabilities and shareholder's equity	$ 2,932,140

The accompanying notes are an integral part of the statement of financial condition.

1. **Introduction and Basis of Presentation**

    Wellington Funds Distributors Inc. ("WFD") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WFD operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WFD is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WFD has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in funds sponsored by its affiliates ("Wellington Management Sponsored Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940.

    Basis of Presentation
    The accompanying statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

    The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and notes to the statement of financial condition. Actual results could differ from those estimates.

    Events or transactions occurring after the period end date through the date the statement of financial condition was issued, February 21, 2023, have been evaluated in the preparation of the statement of financial condition.

2. **Accounting Pronouncements Adopted During the Financial Period**

    There were no accounting pronouncements adopted during the fiscal year ended December 31, 2022.

3. **Summary of Significant Accounting Policies**

    Cash and Cash Equivalents
    Cash and cash equivalents consist of cash held with the bank and are stated at amortized cost, which approximates fair value. Cash balances held in the bank may exceed government deposit insurance limits, where available.

    Services Agreement Fees
    WFD receives a services fee from WMC primarily for the introduction of prospects and clients to WMC's United States investment management capabilities, by way of offering interests in the Wellington Management Sponsored Funds and certain SEC-registered investment companies sub-advised by WMC. Such fees are governed by the Inter-Company Services Agreement ("Services Agreement") between WFD and WMC. Services fee revenue is generated through the reimbursement of operating expenses of the Company plus a mark-up of 5% under the Services Agreement with WMC, further described in Note 4. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time.

Income Taxes

WFD files state and federal income tax returns. WFD provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from affiliate, accounts payable and accrued liabilities.

Credit Risk

WFD maintains non-interest bearing cash and cash equivalent accounts at a financial institution, which may have credit risk. WFD has not experienced any losses in these accounts to date. WFD attempts to minimize this risk by monitoring the credit quality of the financial institution.

4. Related Party Transactions - Services Agreement

In consideration of such services, WMC pays WFD a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WFD, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agrees to make available to WFD the services of certain of its officers and employees required by WFD in the conduct of its business as well as office space, equipment, administrative and support services.

Under the terms of the Services Agreement, the Right of Offset exists between WFD and WMC and effectively allows for the offsetting of receivables and payables between WFD and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the Statement of Financial Condition. The net payable as of December 31, 2022 to WMC was $28,492. Payments are made in full on or before March 15 following the end of the taxable year.

5. Dividends

	Year Ended December 31, 2022
Dividend paid	$ 450,000

During the year ended December 31, 2022, WFD paid a dividend of $450,000 to shareholder WMFH as approved by the WFD Board of Directors.

6. Net Capital Requirements

WFD is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2022, WFD had net capital for this purpose of $2,817,412 which was $2,811,412 in excess of its minimum net capital requirement of $5,000. WFD's ratio of aggregate indebtedness to net capital complied with the required limit and was 1.2%, at December 31, 2022.

7.   SEA Rule 15c3-3

WFD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report in accordance with 17 C.F.R. §240.17a-5, Footnote 74 of SEC Release No. 34-70073, because the Company does not hold customer funds or securities, and is not claiming an exemption from 17 C.F.R. §240. 15c3-3.

(2) The company met the provisions of 17 C.F.F. §240.17a-5, Footnote 74 of SEC Release No, 34-70073 throughout the year ended December 31, 2022 without exception.

8.   Contingencies

In the ordinary course of business, WFD is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker-dealer, WFD is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WFD may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.